

OFFERING MEMORANDUM

facilitated by



Eiser International

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Eiser International
State of Organization	GA
Date of Formation	02/06/2020
Entity Type	Limited Liability Company
Street Address	6555 Sugarloaf Pkwy Ste 307, Duluth GA, 30097
Website Address	www.resiesrestaurant.com

(B) Directors and Officers of the Company

Key Person		Charese "Resie" Foreman
Position with the Company		
	Title	CEO
	First Year	2020
Other business experience (last three years)		*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Charese "Resie" Foreman	100%

(D) The Company's Business and Business Plan

Location

Resie's Restaurant is a 3rd generation restaurant that is housed in The historical Knox House in Duluth, GA. Built in the early 1900's by the Knox family, who are documented to have resided in Gwinnett County since 1830.

- As the second largest city in Gwinnett County, Duluth is noted first in financial stability throughout the State of Georgia. Duluth is home to more than 26,688 residents who live, work and play in its 9.8 square mile community. Its commercial corridor is among Gwinnett County's busiest.
- Over 1750 businesses are located within the city limits. Duluths vitality is no accident either. It is the result of careful planning and great foresight on the part of its business and community leaders.

Our Offerings

Resie's will sell all of it's restaurant products and services through a Point of Sale system to capture orders, record data, and display or print tickets for customers and staff. Resie's will employ the use of a message on hold for phone orders that will advertise monthly specials, things going on in the restaurant, and call to actions.

- We can sell catering packages by offering clients an alternative to dining in our restaurant. Phone and To Go orders will be paired with food delivery programs such as UberEats, GrubHub, and DoorDash for customer convenience and also to enhance sales and marketing
- Resie's will employee a Full Time Catering Manager to book, host, and handle all catered events. The remaining sales activities within the restaurant can be handled by Store Manager, Assistant Manager, Waitstaff, and Kitchen Crew.

The Team

Resie Foreman, Chief Executive Officer

Resie Foreman, Chairman, President and CEO of

Eiser International LLC is an accomplished business woman and self proclaimed serial

entrepreneur in the hospitality, transportation, and financial industries. A native Houstonian, Resie, relocated to Georgia Gwinnett County in 2015. Formerly the owner of two successful restaurants in Houston , Resie learned how to cook from her two grandmothers Agnes and Leonia. With Louisiana roots, Resie comes from a lineage of small business owners and restaurateurs. Resie has been in the hospitality and service industries for over 20 years. She has owned and operated numerous small businesses with a focus on customer service and community development. Through economic changes, wins and disappointments, her path to success is fueled by her strong belief in God, self-determination, and the love and support of her husband, 4 beautiful children, and grandest daughter.

Driven to empower and educate other small business owners, Resie started Resie Foreman Consulting in 2012. It's Resie's vision to give budding entrepreneurs a chance to embark on a career as an entrepreneur by helping them to identify their strengths and weaknesses while focusing on their professional and personal goals without feeling intimidation or fear of the unknown. As a small business leader, Resie has been asked to speak on many topics including: women and minorities in business, entrepreneurship, staying relevant in today's competitive market, and how to get started as an entrepreneur.

Resie loves combining delicious southern food with southern hospitality and her absolute favorite "soul music". She is a natural people person who can engage most anyone in conversation with her warm and enigmatic presence. Resie currently resides in Gwinnett County.

Target Market

Resie's ideal customers are diverse Single Family Households, Millennials, and Baby Boomers. The potential to service these categories are endless in that we have a target market of over 4.6 million prospects. 29% of US Families are eating out at least 2 -3 times per week.

- We anticipate that a great percentage of our sales will come from Baby Boomers Aged 51-69 which account for 2,482,912 of the Georgia population or 54% of our target demographic.
- The average American household spends nearly $2787 annually on restaurant meals and take out. Millennials aged 24-34 are the off spring of Baby Boomers and they spend 44% of their earned income on eating out. Millennials spend approximately $2,921 annually eating out.
- Baby Boomers spend an average of $2692 annually eating out. Our other target audience are Millennials, children of baby boomers. They account for 865,000 of the population or 19% spending an average.

Our Mission

Resie's Restaurant will provide our customers with a great atmosphere to dine in on traditional home cooked southern cuisine while enjoying live entertainment and vintage rhythm and blues concerts.

- Customers want a home cooked meal, and a great dining experience for their families, but don't want to travel miles from home for it. Resie's will be in and around master planned communities and walk-able neighborhoods with a concentration on aged based diversity.
- Resie's will launch it's southern inspired restaurants offering traditional American cuisine and soul-food dishes. Resie's will be opened Sunday through Thursday from 10 am to 8pm and Friday & Saturday from 10am till Midnight.
- We will offer live entertainment on Sundays during our brunch hours 11-3 pm in locations that are within easy walking distance of suburban communities and a daily rotation of soul music & concerts of soul artists for customers to enjoy during their dining experience. Resie's will also implement open mic and live karaoke nights on Thursday & Friday for those

customers that would like to get in on the entertainment action.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	February 25, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$150,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Purchase New Kitchen Equipment	$20,000	$46,500
Restaurant Furniture	$15,000	$35,000
Patio Renovations	$0	$12,000
Alcohol Licensing and Permitting Fees	$7,500	$10,000
Marketing and Advertising	$6,500	$7,500
Food and Beverage Inventory	$6,000	$10,000
Operating Capital	$15,500	$20,000
Mainvest Compensation	$4,500	$9,000
TOTAL	$75,000	$150,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.0 - 8.0%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.26%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 8.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	4.0%
$93,750	5.0%
$112,500	6.0%
$131,250	7.0%
$150,000	8.0%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Charese "Resie" Foreman	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by First Time Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "First Time Users" means a user of Mainvest.com who became a user only after the Offering was publicly listed on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Resie's Restaurant was established in FEB/2020. However due to Covid-19 Pandemic we were unable to open. We are currently in the process of completing renovations to prepare to open and need working capital to open. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$904,000	$994,400	$1,064,008	$1,117,208	$1,150,724
Cost of Goods Sold	$120,000	$132,000	$141,240	$148,301	$152,749
Gross Profit	$784,000	$862,400	$922,768	$968,907	$997,975
EXPENSES					
Rent	$84,000	$86,100	$88,252	$90,458	$92,719
Utilities	$48,000	$49,200	$50,430	$51,690	$52,982
Insurance	$9,600	$9,840	$10,086	$10,338	$10,596
Repairs & Maintenance	$3,600	$3,690	$3,782	$3,876	$3,972
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$632,800	$707,420	$763,915	$806,085	$831,085

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V